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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          OptiCare Health Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68386P 10 5
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                                 (CUSIP Number)

                                Steven L. Ditman
                             Chief Financial Officer
                          OptiCare Health Systems, Inc.
                               87 Grandview Avenue
                               Waterbury, CT 06708
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 13, 1999
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 68386P 10 5                                     Page 2 of 7 Pages
                                                              ---  ---
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dean J.  Yimoyines, M.D.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         534,275
 NUMBER OF       ---------------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING        9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                 534,275
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         534,275
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                  SCHEDULE 13D


CUSIP NO.  68386P 10 5                               Page 3 of 7 Pages
                                                          --   --

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Linda  Yimoyines
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           534,275
 NUMBER OF         -------------------------------------------------------------
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 0
    EACH           -------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                   534,275
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         534,275
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. This Statement is being filed by the Reporting Persons (as defined herein) to report acquisitions of Shares as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

         (i) Name and Issuer: OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. (hereinafter referred to as the "Company" or "Issuer").

         (ii)     Address of the Principal Executive Offices of Issuer:
                  87 Grandview Avenue, Waterbury, CT 06708.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

         (a)-(c) This statement is being filed on behalf of Dean J. Yimoyines ("Dean") and Linda Yimoyines, ("Linda") (collectively, the "Reporting Persons").

                  Dean's principal employment is as Chairman and Chief Executive Officer of OptiCare Health Systems, Inc. Linda is not presently employed. The business address and principal office of Dean is 87 Grandview Avenue, Waterbury, CT 06708. The address and principal office of Linda is 87 Grandview Avenue, Waterbury, CT 06708.

         (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Dean and Linda are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

         This filing relates to 247,825 shares of Common Stock held by Linda and 286,450 shares of Common Stock issuable upon the exercise of currently exercisable options pursuant to the Company's Performance Stock Program.



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         The Common Stock held by Linda was issued to Linda in exchange for
21,116 shares of Class B Preferred Stock of OptiCare Eye Health Centers, Inc. ("OptiCare") that Linda owned prior to the merger (the "OptiCare Merger") between the Issuer and OptiCare pursuant to the terms set forth in an Agreement and Plan of Merger, dated as of April 12, 1999 among the Company, PrimeVision Shellco Merger Corporation, PrimeVision Health Inc., OptiCare Shellco Merger Corporation and OptiCare ("the Merger Agreement"). In the OptiCare Merger each outstanding share of common stock of OptiCare was converted into the right to receive 11.7364 shares of the Common Stock of the Company.

         Prior to the OptiCare Merger, Dean held 24,407 shares of common stock of OptiCare issuable upon the exercise of options pursuant to a stock plan of OptiCare. In connection with the OptiCare Merger, each outstanding option to purchase OptiCare common stock, whether vested or unvested will be exchanged automatically into an option to purchase shares of Common Stock of the Company. Accordingly, as a result of the OptiCare Merger, Dean now holds 286,450 shares of Common Stock issuable upon the exercise of the currently exercisable options (the "Options") pursuant to the Company's Performance Stock Program, having an exercise price of $2.56 per share. No consideration was used to acquire the Common Stock or the Options.

Item 4. Purpose of Transaction.

         The Shares held by Linda and the Options held by Dean have been acquired for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Each Reporting Person may at any time and from time to time acquire additional Shares or sell such Shares. The Reporting Persons have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) Dean and Linda may be considered the beneficial owners of (i) 286,450 shares of Common Stock issuable to Dean upon the exercise of currently exercisable options pursuant to the Company's Performance Stock Program, as to which shares Linda disclaims beneficial ownership, and (ii) 247,825 shares of Common Stock, which are owned by Linda, as to which shares Dean disclaims beneficial ownership. The shares described in this paragraph represent, in the aggregate 5.9% of the Company's outstanding Common Stock. Dean and Linda are husband and wife.

                  The above calculation is based on outstanding Shares information derived from pro forma projection in the Company's Registration Statement on Form S-4 (Registration No. 333-78501) projecting the number of shares which would be outstanding after the consummation of the merger described above. The Company has not filed any periodic reports since the consummation of the transactions contemplated by the Merger Agreement.

         (b) Linda will have the sole power to vote and the sole power to dispose of the 247, 825 shares of Common Stock that she holds. Linda, as Dean's wife, may be deemed to share the power to vote and dispose of the Options and the Common Stock issuable upon exercise of the Options.


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                  Dean will have the sole power to vote and dispose of the
                  Options and the Common Stock issuable upon exercise of the Options. Dean, as the husband of Linda, may also be deemed to share the power to vote and dispose of the Common Stock held by Linda.

         (c) Prior to the OptiCare Merger described above, Linda held 21,116 shares of Class B Preferred Stock of OptiCare Eye Health Centers, Inc. Prior to the OptiCare Merger, Dean held options to purchase 24,407 shares of common stock of OptiCare. See item 3 above for information regarding the OptiCare Merger.

                  There were no other purchases or sales of the Shares of Common Stock by the Reporting Persons in the past 60 days, except that Dean, as is customary for a Chief Executive Officer, commenced the trading of the Common Stock on the American Stock Exchange by purchasing 100 shares of Common Stock at a price of $6.50 in an open market transaction.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by any Reporting Person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         In connection with the closing of the Merger Agreement Dean J. Yimoyines was appointed to serve on the Board of Directors of the Issuer.

         In connection with the closing of the Merger Agreement, Dean entered into a lock-up agreement with the Company in which he (i) agreed not to sell his shares of Common Stock for a period of 180 days following the closing of the mergers and (ii) agreed to give the Company a right of first refusal to purchase any such shares of Common Stock they wish to sell.

         In addition, Dean also holds options to purchase 325,000 shares of Common Stock issuable at an exercise price of $5.85 per share. These options are exercisable over four years in four equal installments of
         81.250 shares, with the first exercise date being in August 2000.

Item 7. Material to Be Filed as Exhibits

         None.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 1999

                                                   /s/  Dean J. Yimoyines, M.D.
                                                   ----------------------------
                                                        Dean J. Yimoyines, M.D.


                                                   /s/  Linda Yimoyines
                                                   ----------------------------
                                                        Linda Yimoyines